 Exhibit 99.1

TransAlta Announces Growth Targets to 2028, Financial Outlook for 2024 and Declares Dividend Increase of 9%

CALGARY, AB, Nov. 21, 2023 /CNW/ -

Highlights

  Expanded growth targets to deliver up to 1.75 GW with a target investment of $3.5 billion by 2028 which will deliver annual EBITDA of $350 million
  Growth will focus on customer-centred renewables and storage through the execution of its current 4.8 GW development pipeline
  Expand development pipeline to reach 10 GW by 2028 to enable additional growth potential
  TransAlta's Board of Directors has approved a dividend increase on its common shares in an amount equal to $0.02 per share on an annualized basis, a 9 per cent increase to the current dividend level
  Announces joint development agreement with Hancock Prospecting to define, develop and operate clean energy solutions
  Adjusted EBITDA outlook for 2024 is in the range of $1.15 billion to $1.3 billion and Free Cash Flow ("FCF") of $450 to $600 million, which represents $1.45 to $1.94 of FCF per share

TransAlta Corporation (TSX: TA) (NYSE: TAC) is pleased to announce it has updated its strategic growth targets to 2028 which strengthen the Company's commitment to being a leader in clean electricity by delivering customer-centred power solutions.  The growth targets include adding up to 1.75 GW of new capacity to the Company's fleet by investing approximately $3.5 billion to develop, construct or acquire new assets through to the end of 2028. The Company will be providing further details at its Investor Day event, being held today in Toronto and virtually, on its strategic priorities, market outlook, operations, growth opportunities and pipeline, 2024 financial outlook and longer-term plan.

"We have significant growth opportunities across Canada, the United States and Australia with a focus on renewable and storage power solutions for large customers," said Mr. John Kousinioris, President and Chief Executive Officer of TransAlta. "As we look forward to 2028, our growth outlook remains strong, and the Company is well positioned in this accelerating energy transition landscape.  We are confident that our investment strategy of expanding further into contracted renewables focused on onshore wind, solar and battery storage will deliver long term value to our shareholders. We also intend to continue our path of disciplined investment and execution to ensure that our projects are delivering on required returns.  We believe this enhanced discipline and customer focus is critical in the evolving market landscape."

"We are also pleased to announce that the Board of Directors has approved an annualized $0.02 per share, or 9 per cent, increase to our common share dividend.  This represents the fifth consecutive annual dividend increase and reflects the Board's confidence in the Company's strategic direction and cash flow generating potential while affirming the Company's commitment to realizing returns for our shareholders".

"In addition, we are excited to announce a joint development agreement with Hancock Prospecting to develop clean energy solutions for their growing operations in Western Australia. The team is proud to be adding another top tier customer to our portfolio, and we expect this relationship to lead to new opportunities that we'll be able to share as part of our growing development pipeline," added Mr. Kousinioris.

Customer-Centred Clean Electricity Growth Plan to 2028

The Company's recently updated strategic growth targets include:

  Delivering up to 1.75 GW of incremental renewables capacity with a targeted investment of $3.5 billion by the end of 2028;
  Focusing growth on customer-centred renewables and storage through the development of its 4.8 GW development pipeline; and
  Expanding the Company's development pipeline to 10 GW by 2028.

Declared Increase in Common Share Dividend

The Company's Board of Directors has approved a $0.02 annualized increase to the common share dividend, or 9 per cent increase, and declared a dividend of $0.06 per common share to be payable on April 1, 2024 to shareholders of record at the close of business on March 1, 2023. The quarterly dividend of $0.06 per common share represents an annualized dividend of $0.24 per common share.

Hancock Prospecting Joint Development Agreement

The Company has entered into a joint development agreement with Hancock Prospecting ("Hancock"), Australia's fourth largest iron ore producer. This arrangement will build on TransAlta's expertise in supplying power to remote mining operations in Western Australia and will result in TransAlta and Hancock working collaboratively to define and supply behind the fence generation solutions for Hancock in the Port Hedland area.

2024 Financial Outlook

For 2024, management expects adjusted EBITDA to be in the range of $1.15 billion to $1.3 billion and FCF to be in the range of $450 million to $600 million which is based on the following:

  Higher contribution from the wind and solar portfolio due to the full year impact of new asset additions of Garden Plain and Northern Goldfields solar as well as the expected full return to service of Kent Hills;
  Contributions from the addition of Mt Keith transmission;
  Contributions from the commercial operations of the White Rock and Horizon Hill wind projects which are expected in the first quarter of 2024;
  Contribution from the Heartland Generation acquisition, which is expected to close in 2024; and
  Lower contributions from the legacy merchant hydro, wind and gas portfolio in Alberta which are expected to step down due to lower average power prices from current market levels given the baseload gas and renewables supply additions expected in 2024.
Measure ($ millions unless noted otherwise)	2024 Outlook
Adjusted EBITDA	1,150 - 1,300
Adjusted FFO	750 - 850
Sustaining capital	130 - 150
FCF	450- 600
FCF ($ /share)	1.45 - 1.94
Assumptions in the 2024 outlook:	Measure	Full year 2024
Alberta Spot	($ /MWh)	75 to 95
Mid-C Spot	(US$ /MWh)	85 to 95

Hedge price	($ /MWh)	85
Hedged production	(GWh)	7,500

AECO Gas Price	($ /GJ)	2.50 to 3.00
Hedge gas price	($ /GJ)	2.77
Hedge gas volumes	(GJ)	66 million

Alberta spot price sensitivity: a +/- $5 per MWh change in spot price is expected to have a +/- $20 million impact on adjusted EBITDA for 2024.

Investor Day and Conference call

TransAlta will be hosting an Investor Day later today at 9:30 a.m. (ET) during which our executive team will provide an overview of the Company's strategic objectives, growth targets and financial strategy and plan.

The presentation will be broadcast live via webcast with video and will be accessible by web browser.  The recorded video webcast and corresponding presentation will also be made available on the Investor Centre section of TransAlta's website at http://www.transalta.com/investors/events-and-presentations following the event.

Webcast attendees can register to receive web access information for the live event below.  Registration for the event can also be found in the Investor Centre of TransAlta's website.

2023 Investor Day Webcast Registration Link:
https://transalta.com/investor-day-2023/

Event details:
TransAlta 2023 Investor Day
November 21, 2023

Start time: 9:30 a.m. ET / 7:30 a.m. MT

Non-IFRS financial measures and other specified financial measures

We use a number of financial measures to evaluate our performance and the performance of our business segments, including measures and ratios that are presented on a non-IFRS basis, as described below. Non-IFRS amounts, measures and ratios do not have standardized meanings under IFRS. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as an alternative for, or more meaningful than our IFRS results.

Adjusted EBITDA, Adjusted FFO and FCF are non-IFRS measures. Please refer to M40-M50 of the Company's MD&A for the year-ended December 31, 2022 (the "MD&A") for a description of adjustments made.  Adjusted EBITDA is an important metric for management that represents our core business profitability.  Adjusted FFO is an important metric as it provides a proxy for cash generated from operating activities before changes in working capital and provides the ability to evaluate cash flow trends in comparison with results from prior periods. FCF is an important metric as it represents the amount of cash that is available to invest in growth initiatives, make scheduled principal repayments on debt, repay maturing debt, pay common share dividends or repurchase common shares. Changes in working capital are excluded so FFO and FCF are not distorted by changes that we consider temporary in nature, reflecting, among other things, the impact of seasonal factors and the timing of receipts and payments. FFO per share and FCF per share are calculated using the weighted average number of common shares outstanding during the period. FFO per share and FCF per share are a non-IFRS ratios.  Refer to the Reconciliation of Cash Flow from Operations to FFO and FCF and Key Financial Non-IFRS Ratios sections of the MD&A for additional information.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 112 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and its climate change strategy with CDP (formerly Climate Disclosure Project) and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 68 per cent reduction in GHG emissions or 22 million tonnes since 2015 and has received scores of A- from CDP and AA from MSCI.

For more information about TransAlta, visit our web site at transalta.com

Cautionary Statement Regarding Forward-Looking Information

This news release contains "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements). In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains, without limitation, statements pertaining to: 2024 annual financial guidance, including adjusted EBITDA, FCF and sustaining capital; the Company's expanded growth targets to deliver 1.75 GW with a target investment of $3.5 billion by 2028 which is anticipated to deliver annual EBITDA of $350 million of developing contracted renewables; the Company's expansion of its development pipeline targeted to reach 10 GW by 2028; the Company's investment strategy delivering long term value to shareholders; the common share dividend level through 2024; executing growth with Hancock under the Joint Development Agreement; and the acquisition of Heartland Generation . The forward-looking statements contained in this news release are based on many assumptions including, but not limited to, the following material assumptions: merchant power prices in Alberta and the Pacific Northwest as stated above; the Alberta hedge position, including price and volume of hedged power; the impact of new asset additions in 2024 of Garden Plain, Northern Goldfields solar and Kent Hills, Mt Keith transmission, White Rock and Horizon Hill; the closing of the Heartland transaction in 2024; lower contributions form Alberta merchant portfolio; the availability and cost of labour, services and infrastructure; and the satisfaction by third parties of their obligations, including under our power purchase agreements. Forward-looking statements are subject to a number of significant risks, uncertainties and assumptions that could cause actual plans, performance, results or outcomes to differ materially from current expectations. Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this news release include, but are not limited to: fluctuations in merchant power prices, including lower pricing in Alberta, Ontario and Mid-Columbia; inability to secure regulatory approval for the Heartland Generation acquisition, on terms satisfactory to TransAlta or at all;  changes in demand for electricity and capacity; our ability to contract or hedge our electricity generation for prices and at volumes that will provide expected returns; risks relating to our early stage development projects, including interconnection, offtake contracts and geotechnical and environmental conditions of such projects; long term commitments on gas transportation capacity that may not be fully utilized over time; our ability to replace or renew contracts as they expire; risks associated with our projects under construction and projects in development, namely as it pertains to capital costs, permitting, land rights, engineering risks, and delays in the construction or commissioning of such projects; any difficulty raising needed capital in the future, including debt, equity and tax equity, as applicable, on reasonable terms or at all; changes to the legislative, regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; operational risks involving our facilities, including unplanned outages; disruptions in the transmission and distribution of electricity, including congestion and basis risk; restricted access to capital and increased borrowing costs; changes in short-term and/or long-term electricity supply and demand; reductions in production; increased costs; impairments and/or write-downs of assets; adverse impacts on our information technology systems and our internal control systems, including increased cybersecurity threats; commodity risk management and energy trading risks, including the effectiveness of the Company's risk management tools associated with hedging and trading procedures to protect against significant losses; reduced labour availability and ability to continue to staff our operations and facilities; disruptions to our supply chains, including our ability to secure necessary equipment on the expected timelines or at all; the effects of weather, including man made or natural disasters, as well as climate-change related risks; unexpected increases in cost structure; reductions to our generating units' relative efficiency or capacity factors; disruptions in the source of fuels, including natural gas, as well as the extent of water, solar or wind resources required to operate our facilities; general economic risks, including deterioration of equity markets, increasing interest rates or rising inflation; failure to meet financial expectations; general domestic and international economic and political developments, including armed hostilities, the threat of terrorism, diplomatic developments or other similar events; equipment failure and our ability to carry out repairs in a cost-effective and timely manner; industry risk and competition; fluctuations in the value of foreign currencies; structural subordination of securities; counterparty credit risk; inadequacy or unavailability of insurance coverage; our provision for income taxes; legal, regulatory and contractual disputes and proceedings involving the Company; reliance on key personnel; labour relations matters and other risks and uncertainties discussed in the Company's materials filed with the securities regulatory authorities from time to time and as also set forth in the Company's MD&A and Annual Information Form for the year ended December 31, 2022. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. The purpose of the financial outlooks contained in this news release are to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

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SOURCE TransAlta Corporation

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%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:00e 21-NOV-23